UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 1

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

BERKSHIRE HATHAWAY INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	47-0813844
(State of Incorporation or Organization)	(IRS Employer Identification No.)

3555 Farnam Street, Omaha, Nebraska 68131	68131
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on which Each Class is to be so Registered
Class A Common Stock	New York Stock Exchange
Class B Common Stock	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☐ *

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None

*	The purpose of this Form 8-A/A is to reflect the amendment of the Restated Certificate of Incorporation of Berkshire Hathaway Inc.

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

The description of Registrant’s capital stock is hereby amended and restated as follows:

The authorized capital stock of Registrant consists of 1,650,000 shares of Class A Common Stock, $5.00 par value per share (“Class A Common Stock”), 3,225,000,000 shares of Class B Common Stock, $0.0033 par value per share (“Class B Common Stock”), and 1,000,000 shares of preferred stock, no par value per share (“Preferred Stock”).

The following summary of certain provisions of the Class A Common Stock, Class B Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable law and Registrant’s Restated Certificate of Incorporation, as amended.

The holders of outstanding shares of Class A Common Stock are entitled to one vote, and the holders of outstanding shares of Class B Common Stock are entitled to one-ten-thousandth (1/10,000) of a vote, for each share held of record on all matters submitted to a vote of stockholders. Unless otherwise required by the Delaware General Corporation Law, except as described in the next sentence, the Class A Common Stock and Class B Common Stock vote as a single class with respect to all matters submitted to a vote of stockholders of Registrant. In 2005, holders of Class B Common Stock were given additional voting rights in certain situations, which ensure that shares of Class B Common Stock have one-fifteen-hundredth (1/1,500) the economic rights of shares of Class A Common Stock.

Mr. Buffett is a party to a voting agreement with Registrant providing that, should the voting power of shares as to which Mr. Buffett has or shares voting and investment power exceed 49.9% of the total voting power of Registrant voting securities, he will vote his shares in excess of that percentage proportionally with the votes of the other Registrant stockholders.

Each share of Class A Common Stock may be converted into one thousand five hundred (1,500) shares of Class B Common Stock at the holder’s option at any time. Shares of Class B Common Stock are not convertible into Class A Common Stock or any other security.

Holders of Class A Common Stock are entitled to receive ratably such dividends as may be declared by Registrant’s Board out of funds legally available therefor. Holders of Class B Common Stock will be entitled to dividends equal to one-fifteen-hundredth (1/1,500) of the amount per share declared by Registrant’s Board for each share of Class A Common Stock (except in the case of a stock split effected by dividend or amendment to the Restated Certificate of Incorporation, or a stock dividend of shares of Class A Common Stock to holders of Class A Common Stock and shares of Class B Common Stock to holders of Class B Common Stock, in which case holders of Class B Common Stock shall be entitled to receive, on a per share basis, the number of shares of Class B Common Stock equal to the number of shares of Class A Common Stock received on a per share basis by the holders of Class A Common Stock). Dividends with respect to the Class B Common Stock will be paid in the same form and at the same time as dividends with respect to Class A Common Stock, except that, in the event of a stock split or stock dividend, holders of Class A Common Stock will receive shares of Class A Common Stock and holders of Class B Common Stock will receive shares of Class B Common Stock, unless otherwise specifically designated by resolution of Registrant’s Board. Registrant has not declared a cash dividend since 1967 and has no present intention to pay a dividend on Class A Common Stock or on Class B Common Stock in the future.

In the event of the liquidation, dissolution or winding-up of Registrant, holders of Class A Common Stock and Class B Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, with holders of Class B Common Stock entitled to receive per share one-fifteen-hundredth (1/1,500) of any amount per share received by holders of Class A Common Stock. Neither holders of Class A Common Stock nor Class B Common Stock shall have preemptive rights to subscribe for additional shares of either class. All of the outstanding shares of Class A Common Stock and Class B Common Stock are fully paid and nonassessable.

Registrant may issue the Preferred Stock in one or more series. Registrant’s Board is authorized to determine, with respect to each series of Preferred Stock which may be issued, the powers, designations, preferences, and rights of the shares of such series and the qualifications, limitations, or restrictions thereof, including any dividend rate, redemption rights, liquidation preferences, sinking fund terms, conversion rights, voting rights and any other preferences or special rights and qualifications. The effect of any issuance of the Preferred Stock upon the rights of holders of the Class A Common Stock and Class B Common Stock depends upon the respective powers, designations, preferences, rights, qualifications, limitations and restrictions of the shares of one or more series of Preferred Stock as determined by Registrant’s Board. Such effects might include dilution of the voting power of the Class A Common Stock and Class B Common Stock, the subordination of the rights of holders of Class A Common Stock and Class B Common Stock to share in Registrant’s assets upon liquidation, and a reduction in the amount otherwise available for payment of dividends on Class A Common Stock and Class B Common Stock.

ITEM 2.	EXHIBITS

1.	Restated Certificate of Incorporation of Registrant (1)

2.	Certificate of Amendment of Restated Certificate of Incorporation of Registrant

3.	By-laws of Registrant (2)

(1)	Filed as Exhibit 3 to Registrant’s Form 10-Q for the period ended June 30, 2005, and incorporated herein by reference.

(2)	Filed as Exhibit 99.1 to Registrant’s Form 8-K filed on May 8, 2007, and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

BERKSHIRE HATHAWAY INC.

Date: February 1, 2010	By:	/S/ MARC D. HAMBURG
Marc D. Hamburg
Senior Vice President and Chief Financial Officer